SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

• Praia de Botafogo, 300 - 13º andar 22250-040 - Rio de Janeiro, RJ, Brasil	• Phone: (55)(21) 2554-1400 Fax: (55)(21) 2554-1500 www.ey.com.br

INDEPENDENT AUDITORS’ SPECIAL REVIEW REPORT

The Board of Directors and Shareholders
TIM Participações S.A.

We have carried out a special review of the accompanying quarterly information (ITR) of TIM Participações S.A. and subsidiaries as of and for the three months ended June 30, 2005, which comprises the balance sheet (parent company and consolidated), the statement of income (parent company and consolidated), management’s discussion and analysis and relevant information prepared in accordance with accounting principles generally accepted in Brazil

We conducted our review in accordance with specific standards established by the Brazilian Auditors’ Institute – IBRACON and the Federal Accounting Council, which consisted principally of (a) inquiries and discussion with the persons responsible for the accounting, financial and operating areas about the criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company.

Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in the first paragraph in order for it to be in accordance with accounting principles generally accepted in Brazil and standards issued by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of the required quarterly information.

Curitiba, July 12, 2005.
ERNST & YOUNG
Auditores Independentes S.S.
CRC - 2SP 015.199/O -6 - F - PR

Mauro Moreira
Accountant CRC-1RJ 072.056/O – 0 – S - PR

A free translation from Portuguese into English of Quarterly Financial
Information prepared in Brazilian currency and in accordance with the	Corporate Legislation
accounting practices adopted in Brazil.	June 30, 2005

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - National Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21
4 - State Registration Number – NIRE 53 3 0000572 9

01.02 - HEAD OFFICE

1 - ADDRESS Rua Comendador Araújo, 299			2 - SUBURB OR DISTRICT Centro
3 - POSTAL CODE 80420-000	4 - MUNICIPALITY Curitiba		5 - STATE PR
6 - AREA CODE 41	7 - TELEPHONE 3312-6893	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 41	12 - FAX 3312-6520	13 - FAX -	14 - FAX -	-
15 - E-MAIL jserafim@timsul.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Paulo Roberto Cruz Cozza
2 - ADDRESS Rua Comendador Araújo, 299			3 - SUBURB OR DISTRICT Centro
4 - ZIP CODE 80420-000	5 - MUNICIPALITY Curitiba		6 - STATE PR
7 - AREA CODE 41	8 - TELEPHONE 3312-6702	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX -
12 - AREA CODE 41	13 - FAX 3312-6222	14 - FAX -	15 - FAX -	-
15 - E-MAIL jserafim@timsul.com.br

01.04 -GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2005	12.31.2005	2	04.01.2005	06.30.2005	1	01.01.2005	03.31.2005
09 - INDEPENDENT ACCOUNTANT Ernst & Young Auditores Independentes S.S.					10 - CVM CODE 00471-5
11. PARTNER RESPONSIBLE Mauro Moreira					12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 510.931.467-53

A free translation from Portuguese into English of Quarterly Financial
Information prepared in Brazilian currency and in accordance with the	Corporate Legislation
accounting practices adopted in Brazil.	June 30, 2005

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - National Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21

01.05 - CAPITAL COMPOSITION

Number of Shares (Thousands)	Current quarter 06.30.2005	Prior quarter 03.31.2005	Same quarter in prior year 06.30.2004
Paid-up capital
1 - Common	299,610,785	270,886,381	137,198,693
2 - Preferred	579,966,010	447,783,859	226,559,929
3 - Total	879,576,795	718,670,240	363,758,622
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 - SITUATION Operational
3 - NATURE OF OWNERSHIP Local Private
4 - ACTIVITY CODE 113 – Telecommunication
5 - MAIN ACTIVITY Cellular Telecommunication Services
6 - TYPE OF CONSOLIDATION Full
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANT Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	Shareholders’ Meeting	03.09.2005	Dividends	05.10.2005	Common	0,0000606863
02	Shareholders’ Meeting	03.09.2005	Dividends	05.10.2005	Preferred	0,0000606863
03	Shareholders’ Meeting	04.04.2002	Dividends	05.13.2005	Common	0,0000033000
04	Shareholders’ Meeting	04.04.2002	Dividends	05.30.2005	Preferred	0,0000035102
05	Shareholders’ Meeting	12.16.2004	Interest on capital	05.10.2005	Common	0,0000362987
06	Shareholders’ Meeting	12.16.2004	Interest on capital	05.10.2005	Preferred	0,0000362987

A free translation from Portuguese into English of Quarterly Financial
Information prepared in Brazilian currency and in accordance with the	Corporate Legislation
accounting practices adopted in Brazil.	June 30, 2005

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - National Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - TOTAL CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN THOUSANDS)	8 -SHARE PRICE ON ISSUED DATE (IN REAIS)
01	03.09.2005	1,000,046	115,542	According to article 40 of By-law	0	0,0000000000
02	03.09.2005	1,055,000	54,954	Capital reserve	16.165.148	0,0033995400
03	04.26.2005	1,057,006	2,006	Stock option Plan	595.198	0,0033700000
04	05.30.2005	1,472,075	415,069	Companies merger	160.311.357	0,0030000000

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 - SIGNATURE

A free translation from Portuguese into English of Quarterly Financial
Information prepared in Brazilian currency and in accordance with the	Corporate Legislation
accounting practices adopted in Brazil.	June 30, 2005

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - National Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

Code	Heading	06/30/05	03/31/05
1	Total assets	2,632,649	2,202,033
1.01	Current assets	21,535	84,656
1.01.01	Cash and cash equivalents	15,898	13,296
1.01.02	Accounts receivable	-	-
1.01.03	Inventories	-	-
1.01.04	Other	5,637	71,360
1.01.04.01	Taxes and contributions recoverable	3,086	2,914
1.01.04.02	Deferred income and social contribution taxes	2,239	2,351
1.01.04.03	Dividends and interest on shareholders' equity	-	65,591
1.01.04.04	Other current assets	312	504
1.02	Noncurrent assets	8,648	9,024
1.02.01	Sundry receivables	8,283	8,390
1.02.01.01	Deferred income and social contribution taxes	2,283	2,390
1.02.01.02	Taxes and contributions recoverable	6,000	6,000
1.02.02	Related parties	-	-
1.02.02.01	Affiliates	-	-
1.02.02.02	Subsidiaries	-	-
1.02.02.03	Other related parties	-	-
1.02.03	Other	365	634
1.02.03.01	Judicial deposits	365	634
1.03	Permanent assets	2,602,466	2,108,353
1.03.01	Investments	2,602,466	2,108,353
1.03.01.01	In affiliates	-	-
1.03.01.02	In subsidiaries	2,593,386	2,098,878
1.03.01.03	Other investments	9,080	9,475
1.03.02	Property, plant and equipment	-	-
1.03.03	Deferred charges	-	-

A free translation from Portuguese into English of Quarterly Financial
Information prepared in Brazilian currency and in accordance with the	Corporate Legislation
accounting practices adopted in Brazil.	June 30, 2005

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - National Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

Code	Heading	06/30/2005	03/31/2005
2	Total liabilities and shareholders' equity	2,632,649	2,202,033
2.01	Current liabilities	15,275	80,878
2.01.01	Loans and financing	-	-
2.01.02	Debentures	-	-
2.01.03	Suppliers	2,713	1,154
2.01.04	Taxes, charges and contributions	620	15
2.01.05	Dividends payable	11,224	78,953
2.01.06	Provisions	-	-
2.01.07	Related parties	-	-
2.01.08	Other	718	756
2.01.08.01	Labor liabilities	718	756
2.02	Noncurrent liabilities	6,716	7,032
2.02.01	Loans and financing	-	-
2.02.02	Debentures	-	-
2.02.03	Provisions	6,716	7,032
2.02.03.01	Supplementary pension plan	3,697	3,697
2.02.03.02	Provision for contingencies	3,019	3,335
2.02.04	Related parties	-	-
2.02.05	Other	-	-
2.03	Deferred income	-	-
2.05	Shareholders' equity	2,610,658	2,114,123
2.05.01	Capital	1,472,075	1,055,000
2.05.02	Capital reserves	185,680	185,680
2.05.03	Revaluation reserves	-	-
2.05.03.01	Own assets	-	-
2.05.03.02	Subsidiaries/affiliates	-	-
2.05.04	Income reserves	779,827	779,827
2.05.04.01	Legal reserve	77,017	77,017
2.05.04.02	Statutory reserve	-	-
2.05.04.03	Provision for contingencies	-	-
2.05.04.04	Unearned income reserve	18,838	18,838
2.05.04.05	Retained earnings	-	-
2.05.04.06	Special reserve for undistributed dividends	-	-
2.05.04.07	Other income reserves	683,972	683,972
2.05.05	Retained earnings	173,076	93,616

A free translation from Portuguese into English of Quarterly Financial
Information prepared in Brazilian currency and in accordance with the	Corporate Legislation
accounting practices adopted in Brazil.	June 30, 2005

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - National Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

Code	Heading	From 04/01/2005 to 06/30/2005	From 01/01/2005 to 06/30/2005	From 04/01/2004 to 06/30/2004	From 01/01/2004 to 06/30/2004
3.01	Gross revenues	-	-	-	-
3.02	Deductions from gross revenues	-	-	-	-
3.03	Net revenues	-	-	-	-
3.04	Cost of goods sold and services rendered	-	-	-	-
3.05	Gross profit	-	-	-	-
3.06	Operating income (expenses)	73,279	165,821	18,841	51,173
3.06.01	Selling	-	-	-	-
3.06.02	General and administrative	(5,766)	(7,697)	(281)	(364)
3.06.03	Financial income (expenses)	556	50	(43)	185
3.06.03.01	Financial income	857	1,486	233	683
3.06.03.02	Financial expenses	(301)	(1,436)	(276)	(498)
3.06.04	Other operating income	366	366	632	966
3.06.05	Other operating expenses	(1,317)	(2,429)	(1,466)	(2,606)
3.06.06	Equity pickup	79,440	175,531	19,999	52,992
3.07	Operating income	73,279	165,821	18,841	51,173
3.08	Nonoperating result	6,406	6,401	(1,055)	(1,055)
3.08.01	Income	6,401	6,401	-	-
3.08.02	Expenses	5	-	(1,055)	(1,055)
3.09	Income before taxation and participations	79,685	172,222	17,786	50,118
3.10	Provision for income and social contribution taxes	(5)	-	11	52
3.11	Deferred income tax	(220)	854	246	296
3.12	Participations/statutory contributions	-	-	-	-
3.12.01	Participations	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on shareholders' equity	-	-	-	-
3.15	Net income for the period	79,460	173,076	18,043	50,466

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

     TIM Participações S.A
Notes to Quarterly Review Information
(In Thousands of Reais, except when otherwise stated)

1. Operations

TIM Participações S.A. (former Tele Celular Sul Participações S.A.) is a listed entity directly controlled by TIM Brasil Serviços e Participações S.A. which has an interest of 50.33% of the voting capital and 19.88% of the total capital.

The Company has the controlling ownership of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. (former Telpe Celular S.A.). TIM Sul S.A. provides mobile telephony services in the states of Paraná (except for the cities of Londrina and Tamarana), Santa Catarina and in the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu, in the state of Rio Grande do Sul. TIM Nordeste Telecomunicações S.A. provides mobile telephony services in the states of Alagoas, Ceará, Piauí, Rio Grande do Norte, Paraíba and Pernambuco.

2. Corporate Reorganization

a. Corporate Merger

On June 1, 2004, Tele Celular Sul Participações S.A. and Tele Nordeste Celular Participações S.A., subsidiaries of TIM Brasil Serviços e Participações S.A., released significant information stating that their Boards of Directors authorized the Protocol and Justification of Merger, which proposed the merger of Tele Nordeste Celular Participações S.A. by Tele Celular Sul Participações S.A.

On August 30, 2004, with ANATEL approval, the Shareholders’ General Meeting of Tele Celular Sul Participações S.A. approved the proposal of the Board of Directors for the merger of net assets of Tele Nordeste Celular Participações S.A. at book value. In such meeting Tele Celular Sul Participações S.A. was renamed TIM Participações S.A.

Net assets were included in the merging company’s equity through the transfer of credit and debit balances on a line by line basis. Accordingly, the merging company’s results include the revenues and expenses of the merged company until the base date of the merger (June 30, 2004).

Page: 1

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

2. Corporate Reorganization (Continued)

b. Merger of Shares - TIM Sul S.A and TIM Nordeste Telecomunicações S.A

On April 26, 2005, a TIM Participações S.A. released significant information that its Board of Directors authorized the signing of a Protocol and Justification for Upstream Merger whereby it proposed incorporation of all the shares of capital stock of both TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. by TIM Participações S.A.

On May 30, 2005, the Extraordinary General Meetings of the Stockholders of TIM Sul S.A., TIM Nordeste Telecomunicações S.A. and TIM Participações S.A, approved the incorporation of the entirety of the shares of the capital stock of both TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. by TIM Participações S.A, thus transforming the former two companies into wholly-owned subsidiaries of TIM Participações S.A.

This operation was carried out with a view to concentrating the liquidity of the shares of the three companies into the shares of capital stock of just one company, TIM Participações S.A. and the reduction of the expenses associated with controls and maintenance of a plurality of stockholders in distinct entities.

The right of withdrawal on the part of the stockholders retaining the common shares of the capital stock of TIM Participações S.A., as well as of the minority stockholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A., was closed effective July 1, 2005. The amount disbursed by the Company was R$ 0.8, represented by 153,861 common shares and 154,407 preferred shares of capital stock.

3. Presentation of the Quarterly Information

a. Basis of Presentation

The parent company and consolidated quarterly information were prepared in accordance with the accounting practices adopted in Brazil and the rules applicable to concessionaires of public telecommunications services.

TIM Participações S.A. is a publicly-traded company, with American Depositary Receipts being traded on the New York stock exchange – USA. Based on that, the Company is subject to the rules of the Securities and Exchange Commission (SEC) and, aiming to meet market needs, the Company adopts the procedure to disclose information simultaneously to both markets in Brazilian reais, in Portuguese and English.

Page: 2

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

3. Presentation of the Financial Statements (Continued)

b. Consolidated Quarterly Information

The consolidated quarterly information includes assets, liabilities and the result of operations of the Company and its subsidiaries, as follows:

	% Ownership

	06/2005	03/2005

TIM Sul S.A	100.00	81.73
TIM Nordeste Telecomunicações S.A	100.00	81.75

The main consolidation procedures are as follows:

I.	Elimination of asset and liability accounts among the consolidated companies;
II.	Elimination of participation in capital, reserves and retained earnings of the subsidiaries;
III.	Elimination of revenues and expenses generated by transactions among the consolidated companies;
IV.	Separate disclosure of the minority interest participation in the consolidated quarterly information.

Reconciliation of the results of operations is set out below:

			06/2004
	06/2005	06/2004	Pro-forma

Parent Company	173,076	50,466	123,990
ADENE tax incentive directly recorded in
shareholders' equity of the subsidiary TIM
Nordeste Telecomunicações S.A.	(15,705)	-	(11,339)

Consolidated	157,371	50,466	112,651

Page: 3

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

3. Presentation of the Financial Statements (Continued)

c. Comparability of the Quarterly Information

Reclassifications in the quarterly information for 2004

To allow better comparison with the quarterly information for the current period, certain reclassifications were made in the statement of income for the quarter and half-year ended June 30, 2004. However, the amount of said reclassifications is not material in relation to the quarterly information, as such, are not being disclosed.

“Pro forma” information

The comparison of the quarterly information with that for prior years is affected by the corporate restructuring process mentioned in Note 2-a.

To allow comparison of the statement of income for the six-month period ended June 30, 2005 with that for the same period of the prior year, the pro forma statement is being set out as if the merger process mentioned in Note 2 had occurred on January 1, 2004.

Page: 4

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

3. Presentation of the Financial Statements (Continued)

c. Comparability of the Quarterly Information (Continued)

	06/2004 Pro-forma

	Parent	Consolidated
	Company

Gross revenue from sales and services	-	1,556,764
Deductions from gross revenues	-	(387,815)

Net revenue from sales and services	-	1,168,949
Cost of services rendered and goods sold	-	(592,828)

Gross profit	-	576,121

Operating income (expenses):
Selling	-	(301,699)
General and administrative	(4,845)	(89,293)
Equity pick-up	133,993	-
Other operating income	973	10,442
Other operating expenses	(2,623)	(37,267)

	127,498	(417,817)

Income before financial expenses	127,498	158,304
Financial income (expenses):
Financial income	1,505	77,119
Financial expenses	(1,263)	(45,627)

	242	31,492

Operating profit	127,740	189,796
Nonoperating income (expenses)	(5,165)	(4,743)

Income before taxes and minority interests	122,575	185,053
Provision for income and social contribution taxes	1,415	(45,078)

Income before minority interests	123,990	139,975
Minority interests	-	(27,324)

Net income for the period	123,990	112,651

Page: 5

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

4. Summary of Accounting Practices

a. Cash and cash equivalents

Represents cash and bank balances and short-term investments, recorded at cost, plus interest accrued up to the date of the quarterly information.

b. Accounts receivable

Accounts receivable from mobile telephone subscribers are calculated at the tariff rate on the date the services were rendered. Accounts receivable also include services provided to customers up to the date of the quarterly information but unbilled and receivables from sales of handsets and accessories.

c. Allowance for doubtful accounts

The allowance for doubtful accounts is recorded based on the customer base profile, the aging of overdue accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover possible losses on the receivables.

d. Inventories

These refer to cellular handsets and accessories, which are stated at average acquisition cost. A provision to adjust the slow-moving items balance to the related realization value was set up.

e. Investments

Investments in subsidiaries are carried under the equity method based on the subsidiaries’ equity at the balance sheet date and consistent with the accounting practices adopted by the Company.

Other investments are stated at acquisition cost, reduced to their realization value, when applicable.

Page: 6

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

4. Summary of Accounting Practices (Continued)

f. Property, plant and equipment

Property, plant and equipment is stated at acquisition and/or construction cost, less accumulated depreciation calculated based on the straight-line method at rates that take into consideration the estimated useful lives of the assets. Repair and maintenance costs which extend the useful lives of the related assets are capitalized, while other routine costs are charged to the result of operations.

Interest computed on debts that finance the construction of property, plant and equipment, is capitalized until the related assets become operational.

Noncurrent assets, mainly property, plant and equipment, are periodically reviewed for possible impairment.

The useful lives of all property, plant and equipment items are regularly reviewed to reflect any technological changes.

g. Income tax and social contribution

Income tax is calculated based on the taxable income for the period, as determined by current legislation. Social contribution is calculated based on prevailing tax rates, considering pretax income.

The subsidiary TIM Nordeste Telecomunicações S.A., through Certificates (“Laudos Constitutivos”) No. 0144/2003 and No. 0232/2003, issued on March 31, 2003 by the Agency for Development of the Northeast Region of Brazil - ADENE, became eligible to the following tax incentives: (i) 75% reduction in income tax and non-refundable surtaxes, for 10 (ten) years, from 2002 to 2011, calculated on profit from tax incentive activities ("lucro da exploração") resulting from implementation of their installed capacity to render digital mobile telephony services; and (ii) reduction by 37.5%, 25% and 12.5% in income tax and refundable surtaxes, for fiscal years 2003, 2004 to 2008 and 2009 to 2013, respectively, calculated on profit from tax incentive activities resulting from the installed capacity for rendering analogical mobile telephony services.

Page: 7

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

4. Summary of Accounting Practices (Continued)

g. Income tax and social contribution (Continued)

Taxes are calculated and recorded based on the rates in force at the balance sheet date, and in accordance with the accrual method of accounting. The effect of the aforementioned tax benefit is recorded as a reduction in the income tax payable against the constitution of Capital Reserve – Fiscal Incentive, under shareholders’ equity of the subsidiary TIM Nordeste Telecomunicações S.A.

Deferred taxes related to temporary differences and tax losses are recorded as current and noncurrent assets, based on the expected realization thereof, which is reviewed every year.

h. Loans and financing

Loans and financing include accrued interest to the balance sheet date. The Company’s subsidiaries are party to certain derivative instruments related to their US dollar denominated liabilities with the objective of hedging them against risks associated with unexpected real/US dollar exchange rates. Additionally, the Company’s subsidiaries have hedge contracts to cover changes in market interest rates. Gains and losses from such operations are recognized in the income statement under the accrual method, based on the rates established in the contracts.

i. Provision for contingencies

The provision for contingencies is recorded based on estimates which take into consideration the opinion of the Company’s management and of its legal advisers, and is restated based on the probable losses at the end of the claims.

j. Revenue recognition

Service revenues are recognized as the services are provided. Billings are monthly recorded. Unbilled revenues from the billing date to the month end are measured and recognized during the month in which the service was provided. Revenues from pre-paid telecommunication services are recognized on the accrual basis in the period in which they are utilized. Revenues from the sale of handsets and accessories are recognized as the products are delivered to end consumers or distributors.

Page: 8

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

4. Summary of Accounting Practices (Continued)

k. Financial income (expenses)

It represents interest and exchange and monetary variations related to short-term investments, hedge contracts, loans and financing received and granted.

l. Pension plan

The Company and its subsidiaries record the adjustments related to the obligations of the employees’ pension plan in the income for the period, over a 5-year period or the remaining expected service life of employees, whichever is less.

m. Minority interests

Minority interests correspond to the interest of the minority shareholders in the subsidiaries.

n. Financial instruments

Based on available relevant market information or other evaluation techniques, the Company and its subsidiaries calculate the market value of the financial instruments, including hedge, at the balance sheet date.

o. Use of estimates

The preparation of quarterly information in conformity with the accounting practices adopted in Brazil requires management to make estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date, as well as the estimation of revenues and expenses for the year. The actual results may differ from those estimates.

p. Foreign currency transactions

Transactions in foreign currency are recorded at the exchange rate prevailing at the transaction date. Foreign currency denominated assets and liabilities are translated into reais using the exchange rate at the balance sheet date, which is reported by the Central Bank of Brazil. Exchange gains and losses are recognized in the statement of income as they occur.

Page: 9

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

4. Summary of Accounting Practices (Continued)

q. Employee profit sharing

The Company and its subsidiaries record a provision for employee profit sharing, based on the targets disclosed to its employees and approved by the Board of Directors. The related amounts are recorded as personnel expenses and allocated to profit and loss accounts considering each employee’s cost center.

r. Interest on shareholders’ equity

Interest on shareholders’ equity paid and/or payable are recorded against financial expenses, which, for financial reporting the purposes, are reclassified and disclosed as appropriation of net income for the year in the statement of shareholders’ equity. Interest on shareholders’ equity received and/or receivable are recorded against financial income, which are reclassified and disclosed as equity pick up.

5. Cash and cash equivalents

	Parent Company

	06/2005	03/2005

Cash and banks	55	218
Short-term investments	15,843	13,078

	15,898	13,296

	Consolidated

	06/2005	03/2005

Cash and banks	12,795	4,683
Short-term investments	725,740	683,257

	738,535	687,940

The balance of short-term investments recorded by the Parent Company is backed by government securities (LFTs and NTN’s). In addition to government securities, the short-term investments recorded by the subsidiaries also comprise Bank Deposit Certificates (CDB) issued by first tier banks, subject to 101.3% of Interbank Deposit Certificates – CDI. These investments can be redeemed at any time, with no impact on recorded yield.

Page: 10

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

6. Accounts Receivable

	Consolidated

	06/2005	03/2005

Billed services	247,696	241,637
Unbilled services	100,594	97,024
Network use	177,940	157,566
Sales of handsets	182,525	156,294

	708,755	652,521

Allowance for doubtful accounts	(62,875)	(70,419)

	645,880	582,102

In June 2005, the criterion for calculation of the allowance for doubtful accounts was reviewed in order to reflect the accounts receivable current environment.

7. Inventories

	Consolidated

	06/2005	03/2005

Handsets	40,457	36,777
Accessories and kits for prepaid cards	1,668	1,748
TIM chips	3,874	3,292

	45,999	41,817

Provision for adjustment to realizable value	(8,337)	(5,030)

	37,662	36,787

Page: 11

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

8. Recoverable Taxes

	Parent Company

	06/2005	03/2005

Income tax	3,086	2,904
IRRF recoverable	6,000	6,010

	9,086	8,914

Current	(3,086)	(2,914)

Noncurrent	6,000	6,000

	Consolidated

	06/2005	03/2005

Income tax	12,002	12,210
Social contribution tax	2,773	2,964
State VAT (ICMS)	91,726	83,467
PIS / COFINS	21,072	18,035
IRRF recoverable	26,021	17,495
Others	1,572	1,351

	155,166	135,522

Current	(94,684)	(85,646)

Noncurrent	60,482	49,876

The noncurrent amount refers to ICMS on acquisitions of property items.

9. Income and Social Contribution Taxes

Based on the expected generation of future taxable income, the Company and its subsidiaries recognize tax credits arising from tax losses related to income and social contribution taxes carried forward from prior years, which have no expiration date. The use of these tax credits is limited to 30% of the annual taxable income.

Page: 12

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

9. Income and Social Contribution Taxes (Continued)

Deferred income and social contribution taxes are comprised as follows:

	Parent Company

	06/2005	03/2005

Tax loss carryforwards - income tax	1,569	1,601
Tax loss carryforwards - social contribution tax	565	576
Provision for contingencies	1,026	1,134
Provision for pension plan	1,257	1,257
Profit sharing	105	173

	4,522	4,741

Current	(2,239)	(2,351)

Noncurrent	2,283	2,390

	Consolidated

	06/2005	03/2005

Goodwill paid on privatization	457,514	494,609
Provision for maintenance of integrity of equity	(301,958)	(326,441)

Tax credit from merger	155,556	168,168
Tax loss carryforwards - income tax	16,659	20,890
Tax loss carryforwards - social contribution tax	6,018	7,541
Depreciation of free lease handsets	18,688	17,446
Allowance for doubtful accounts	21,378	23,942
Provision for contingencies	9,199	8,895
Accelerated depreciation of TDMA equipment	11,012	9,177
Provision for pension plan	1,257	1,257
Profit sharing	2,276	3,356
Other provisions	4,158	3,036

	246,201	263,708

Current	(119,745)	(119,717)

Noncurrent	126,456	143,991

The deferred tax asset related to goodwill paid on privatization is related to the future tax benefit, as a consequence of the restructuring plan started in 2000. The matching account of the referred tax benefit is a special goodwill reserve in shareholders’ equity and is realized based on the estimated future profitability and the time of the concession, which is expected to terminate in 2008. The goodwill amortization is recorded as “Other operating expenses”.

Page: 13

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

9. Income and Social Contribution Taxes (Continued)

In the quarter ended June 30, 2005, R$ 25,225 related to such goodwill were realized (R$ 12,613 in the same prior year period). Also under the terms of the restructuring plan, the effective tax benefit for each fiscal year will be subsequently capitalized in the name of the controlling shareholder. The minority shareholders are ensured preemptive right on acquisition of an amount proportional to the new capital of the controlling shareholder. The special reserve for goodwill recorded by the Company’s subsidiary represents the parent company’s right on future capitalization (see Note 20-b).

In accordance with projections made by the subsidiaries’ management, the noncurrent portion of deferred taxes will be realized as follows:

Consolidated

2006	44,292
2007	52,732
2008	29,432

126,456

Income and social contribution tax expenses are as follows:

	Parent Company			Consolidated

			06/2004			06/2004
	06/2005	06/2004	Pro-forma	06/2005	06/2004	Pro-forma

Current income tax	-	38	38	(44,000)	(20,130)	(39,659)
Current social contribution tax	-	14	14	(15,876)	(7,368)	(14,632)

	-	52	52	(59,876)	(27,498)	(54,291)

Deferred income tax	628	217	1,002	(290)	5,422	6,448
Deferred social contribution tax	226	79	361	(104)	1,952	2,765

	854	296	1,363	(394)	7,374	9,213

	854	348	1,415	(60,270)	(20,124)	(45,078)

Page: 14

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

9. Income and Social Contribution Taxes (Continued)

The reconciliation between income and social contribution tax expenses calculated based on combined statutory rates, and the amount recorded in the income statement are as follows:

	Parent Company

			06/2004
	06/2005	06/2004	Pro-forma

Income before income and social contribution taxes	172,222	50,118	122,575

Combined statutory rate	34%	34%	34%

Income and social contribution taxes at combined
statutory rate	(58,555)	(17,040)	(41,676)
(Additions)/Exclusions:
Equity pick-up income	59,680	18,017	45,558
Equity pick-up loss	-	(359)	(1,801)
Others	(271)	(270)	(666)

	59,409	17,388	43,091

Income and social contribution taxes charged to net
income for the period	854	348	1,415

Effective tax rate	-0.50%	-0.69%	-1.15%

Page: 15

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

9. Income and Social Contribution Taxes (Continued)

	Consolidated

			06/2004
	06/2005	06/2004	Pro-forma

Income before income and social contribution taxes	239,105	82,436	185,053

Combined statutory rate	34%	34%	34%

Income and social contribution taxes at combined
statutory rate	(81,296)	(28,028)	(62,918)

(Additions)/Exclusions:
Provision for integrity of equity	16,649	8,064	16,374
Exclusion of balances and provisions	4,516	-	-
Others	(139)	(160)	1,466

	21,026	7,904	17,840

Income and social contribution taxes debited to
income for the period	(60,270)	(20,124)	(45,078)

Effective tax rate	25.21%	24.41%	24.36%

Page: 16

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

10. Related Party Transactions

The consolidated balances of related party transactions as of June 30, 2005 are as follows:

	Consolidated

	Assets	Liabilities	Income/Expenses

	Receivables	Payables	Revenues	Selling costs

TIM Celular S.A	9,811	40,479	34,907	6,204
Maxitel S.A	2	715	4	1,121
Blah!	457	3,845	-	6,534
IT Telecom Italia	-	6,579	-	-
Telecom Italia S.p.A.	-	11	-	11

Total 06/2005	10,270	51,629	34,911	13,870

Total 03/2005	10,368	36,535	10,368	3,524

Considering that licenses granted by Anatel overlapped with a license previously held by another TIM Group company, the authorization for long-distance services obtained by the subsidiaries of TIM Participações S.A. was cancelled in 2005. In order to make long-distance calls, the subsidiaries’ customers must now select the long-distance dialing code of any operator entitled to provide this type of service. Accordingly, the subsidiaries of TIM Participações S.A. no longer receive revenues from long-distance services and consequently do not incur the costs related thereto.

After March 2005, TIM Celular S.A. – a TIM Brasil Group company – has become the only license holder in the Group able to provide long-distance services. Thus, the subsidiaries of TIM Participações S.A. have recorded the amounts billed to their customers for this service as Intercompany payables (“cobilling”).

Conversely, the subsidiaries of TIM Participações S.A. record as Intercompany receivables the revenues in connection with the fees for the use of the network (VU-M), received from the long-distance operator in the TIM Group for the calls made using their network.

Page: 17

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

11. Judicial Deposits

	Consolidated

	06/2005	03/2005

ICMS - Agreement 69/98	11,964	11,908
Civil and labor claims	4,199	3,822
ICMS 5% tax rate difference recorded by Santa Catarina	11,779	11,243
Other tax claims	7,160	7,434

	35,102	34,407

For the judicial deposit related to the ICMS Agreement 69/98 claim, subsidiary TIM Sul S.A., based on the opinion of its external legal advisors, believes that the likelihood of prevailing at trial is rated as “probable” and therefore, no provision for contingency was recorded in relation to these issues.

12. Investments

	Parent Company

	06/2005	03/2005

Investments
Subsidiaries	2,593,386	2,098,878
Other	9,080	9,475

	2,602,466	2,108,353

Page: 18

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

12. Investments (Continued)

	06/2005

	TIM Nordeste
	Telecomunicações	Tim Sul
	S.A	S.A	Total

- Subsidiaries

Capital	533,979	1,001,243
Number of shares held	29,749,763,679	15,747,586,938
Total equity interest held	100%	100%
Voting capital held	100%	100%
Adjusted shareholders' equity	1,198,791	1,208,701

Net income for the half-year	91,151	90,139

Equity pickup	94,690	80,841	175,531

Investment value	1,198,791	1,208,701	2,407,492
Special reserve for goodwill	94,203	91,691	185,894

Investment value	1,292,994	1,300,392	2,593,386

- Others

Goodwill – cost	-	16,918	16,918
Goodwill - accumulated amortization	-	(7,838)	(7,838)

	-	9,080	9,080

Page: 19

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

12. Investments (Continued)

	03/2005

	TIM Nordeste
	Telecomunicações	Tim Sul
	S.A	S.A	Total

- Subsidiaries

Capital	533,979	1,001,243
Number of shares held	24,320,890,136	12,870,592,703
Total equity interest held	81,75%	81,73%
Voting capital held	94,09%	90,65%
Adjusted shareholders' equity	1,158,599	1,169,453

Net income for the period	55,255	50,891

Equity pickup	54,498	41,593	96,091

Investment value	926,570	931,460	1,858,030
Special reserve for goodwill	119,384	121,464	240,848

Investment value	1,045,954	1,052,924	2,098,878

- Others

Goodwill – cost	-	16,918	16,918
Goodwill - accumulated amortization	-	(7,443)	(7,443)

	-	9,475	9,475

Goodwill on Tele Nordeste Celular Participações S.A. (TNC), merged into TIM Participações S.A. beginning August 2004 (Note 2), and on Tele Celular Sul Participações S.A. (TCS) was recorded based on future profitability and will be amortized over ten years. In view of projected results for the investees, for the first two years goodwill was amortized at a rate of 4% per annum and the remaining balance is being amortized on a straight line basis over the remaining eight years to 2008.

Page: 20

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

12. Investments (Continued)

The special reserve for goodwill recorded at TNC and TCS represents the parent company’s right on future capitalization. The matching account of the referred tax benefit, related to goodwill paid on TNC and TCS privatization process, is a special reserve for goodwill in shareholders’ equity, which is realized based on the estimated future profitability and the time of the concession, which is expected to terminate in 2008.

13. Property, plant and equipment

	Consolidated

		06/2005			03/2005

	Annual
	depreciation		Accumulated	Net	Net
	rate - %	Cost	depreciation	balance	balance

SMP exploration rights	20	43,527	(17,356)	26,171	28,430
Switching/transmission
equipment	14.29	2,540,379	(1,710,952)	829,427	801,664
Lease free handsets	50	187,972	(124,706)	63,266	59,147
Network infrastructure	33.33	322,615	(138,284)	184,331	181,843
Software and hardware	20	121,874	(77,391)	44,483	47,966
Assets for general use	10	33,824	(16,849)	16,975	17,323
Intangible assets	20	549,352	(265,915)	283,437	259,976

Assets and installations in service		3,799,543	(2,351,453)	1,448,090	1,396,349

Land		6,390	-	6,390	6,382

Construction in progress		124,853	-	124,853	157,004

		3,930,786	(2,351,453)	1,579,333	1,559,735

New technology implementation

In the second six-month period of 2003, the subsidiaries of TIM Participações S.A. started the implementation of GSM technology into their service network, as a complement to current TDMA technology. At June 30, 2005, no adjustment to the property, plant and equipment account was considered to be necessary, as a result of the new GSM technology implementation, as both technologies are to remain in operation at the companies through to 2008, at least. The assets related to TDMA technology have been subject to accelerated depreciation and must be fully depreciated by 2008.

Page: 21

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

14. Suppliers

	Parent Company		Consolidated

	06/2005	03/2005	06/2005	03/2005

Suppliers	2,713	1,154	358,829	320,851
Network use service	-	-	88,491	100,109

	2,713	1,154	447,320	420,960

The balance payable for network use services comprises: (i) use of the network of other fixed and mobile cell telephone operators, where calls are initiated in TIM network and end in the network of other operators (detraf); (ii) calls made when customers are outside their registration area, and are therefore considered a visitor in the other network (roaming); and (iii) calls made by customers when they choose another long-distance call operator – CSP (“cobilling”).

15. Loans and Financing

	Consolidated

	06/2005	03/2005

Foreign currency – United States dollar

Suppliers: bearing exchange rate variation and interest of 7.3% p.a. Subject
matter of a swap to CDI operation.	368	732

European Bank of Investment: financing in the amount of US$ 50,000, bearing interest based on the 3-month Libor rate for deposits + 1.625% p.a.,
subject matter of a hedging operation for which the rate is 100%	21,735	20,917

Local currency

Banco do Nordeste - financing subject to pre-fixed interest of 14% p.a., subject matter of a hedging operation for which the rate is 69.8% and
75.75% of the CDI monthly variation to final maturity.	106,704	20,075

BNDES - National Bank for Economic and Social Development: this financing bears interest of 4% p.a., plus variation of the TJLP (long-term interest rate) as disclosed by the Central Bank of Brazil, or of the
"UMBNDES" of the Basket of Currencies. The Basket of Currencies
financing was the subject matter of a swap to CDI operation.	32,071	36,742

	160,878	78,466

Current	(44,226)	(42,481)

Noncurrent	116,652	35,985

Page: 22

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

15. Loans and Financing (Continued)

The BNDES loans are subject to certain covenants covering specific ratios. The Company complies with these covenants as of June 30, 2005.

Guarantees for these financing operations are as follows: European Bank of Investment –parent company’s guarantee, Banco do Nordeste – bank guarantee by Banco Bradesco S.A., and BNDES – part of the income from mobile cell telephone service.

Subsidiaries entered into hedging transactions to protect against devaluation of the Brazilian currency (“real”) in relation to U.S. dollar. The hedge contract amount outstanding at the date of the quarterly information is a liability of R$ 6,382 (a liability of R$ 1,820 at March 31, 2005), and the contractual term is the same as that stipulated in the financing agreement.

The noncurrent portion of loans and financings matures as follows:

Consolidated

2006	12,089
2007	13,464
2008	17,626
2009	17,614
2010	17,604
2011	17,595
2012	15,914
2013	4,746

116,652

Page: 23

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

16. Salaries and related charges

	Parent Company

	06/2005	03/2005

Salaries and fees	76	28
Social charges	123	79
Labor provisions	416	614
Employees retention	103	35

	718	756

	Consolidated

	06/2005	03/2005

Salaries and fees	1,867	1,675
Social charges	4,251	3,573
Labor provisions	15,221	16,737
Employees retention	1,034	909

	22,373	22,894

Page: 24

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

17. Taxes, Charges and Contributions

	Parent Company

	06/2005	03/2005

COFINS	486	-
PIS	106	-
Others	28	15

	620	15

	Consolidated

	06/2005	03/2005

ICMS	113,806	121,664
COFINS	7,873	7,309
PIS	1,707	1,584
FISTEL	5,042	2,490
FUST	1,325	988
FUNTTEL	662	494
IR and CSL	2,685	10,318
IRRF	79	57
Others	1,722	1,060

	134,901	145,964

Current	(118,267)	(123,561)

Noncurrent	16,634	22,403

The subsidiary TIM Sul S.A. entered into an agreement with the Paraná State to defer ICMS tax to be paid in 48 months, updated by FCA/PR. This benefit was granted by the State of Paraná under “Programa Paraná Mais Emprego”.

Page: 25

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

18. Concession Payable

	Consolidated

	TIM Nordeste
	Telecomunicações
	S.A	TIM Sul S.A	06/2005	03/2005

SMP exploration rights
Authorizations acquired	23,555	15,802	39,357	39,357
Payments	(20,890)	(15,802)	(36,692)	(36,692)
Monetary adjustment	5,127	3,777	8,904	8,791

Balance payable	7,792	3,777	11,569	11,456

Monetary adjustment of balances payable is based on the General Price Index – Internal Availability (IGP-DI) variation, plus interest of 1% per month.

19. Provision for Contingencies

The Company and its subsidiaries are party to certain legal proceedings (labor, tax and civil) arising in the normal course of their business, and have recorded provisions when management understands that the risk of loss is deemed probable, based on the opinion of their legal advisors.

The provision for contingencies is comprised as follows:

	Parent Company

	06/2005	03/2005

Civil	180	192
Labor	2,839	3,143

	3,019	3,335

	Consolidated

	06/2005	03/2005

Civil	13,283	11,659
Tax	5,631	5,622
Labor	8,142	8,880

	27,056	26,161

Page: 26

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

19. Provision for Contingencies (Continued)

Civil contingencies refer to claims filed by former customers in connection with billing disputes, as well as claims for moral damages and other civil damages, while labor contingencies refer to claims filed by former employees.

20. Shareholders’ Equity

a. Capital

At June 30, 2005, subscribed and paid-in capital were represented by shares without par value as follows:

	06/2005	03/2005

Number of common shares	299,610,784,928	270,886,381,393
Number of preferred shares	579,966,010,498	447,783,858,977

	879,576,795,426	718,670,240,370

b. Capital reserve – special goodwill reserve

This reserve was set up during the corporate reorganization process in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, with new issuance of shares. The respective capital increase will be subject to preemptive rights of the minority shareholders, in proportion to their shareholdings, by type and class, at the time of new issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission (CVM).

Page: 27

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

20. Shareholders’ Equity (Continued)

c. Income reserves

Legal reserve

This refers to the 5% (five percent) of net income for every year ended December 31 to be applied to the legal reserve, which should not exceed 20% (twenty percent) of capital. Also, the Company may not set up the legal reserve when it exceeds 30% (thirty percent) of capital plus capital reserves. This reserve can be used only for capital increase or compensation of accumulated deficit.

Unearned income reserve

At December 31, 2003, the Company set up an unearned income reserve originating from the portion of equity pickup to be financially realized, substantially represented by the capital reserve from income tax incentive set up by the subsidiary, which does not allow distribution by it, in the amount of R$ 49,807. Such reserve will be reversed by the Company when effectively earned or upon capitalization of the tax incentive reserve by the subsidiary.

In conformity with Law No. 10303/01, the reserve, amounting to R$ 18,838, was set up for the amount of compulsory dividends, which exceeded the realized portion of net income for the year.

Reserve for expansion

This reserve was established as determined by CVM Instruction (IN) No. 59/86 to be used in the expansion of the Company’s network.

d. Dividends

Dividends are calculated in accordance with the Bylaws and Brazilian Corporation Law (“Lei das Sociedades por Ações”).

Based on its Bylaws, the Company shall distribute an amount equivalent to 25% of adjusted net income as minimum dividend every year ended December 31, provided there are funds available for distribution.

Page: 28

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

20. Shareholders’ Equity (Continued)

d. Dividends (Continued)

Preferred shares are nonvoting and enjoy priority on (i) the payment of capital at no premium, and (ii) payment of a minimum noncumulative dividend of 6% p.a. on the total obtained from dividing the capital stock representing this type of shares by the total number of the same class of shares issued by the Company.

In order to comply with the New Corporation Law, the Company’s bylaws were amended, including the First Paragraph of Section 10, which ensures the holders of preferred shares, every year, the right to receive stock dividends corresponding to 3% (three percent) of net earnings per share, based on the balance sheet most recently approved, whenever the dividend established according to this criterion exceeds the dividend calculated according to the criteria previously established, described in the preceding paragraph.

e. Stock option plan

On May 2, 2001, the Company’s shareholders approved a stock option plan with the following objectives:

(i)	retain the services and opinions of key employees on which the Company depends respecting their judgment, initiatives and efforts;
(ii)	provide key employees with a certain combination of compensation based on the Company’s market value increase; and
(iii)	have general interests of key employees in line with the shareholders’ interests.

On April 26, 2005, the Company’s Board of Directors approved a R$ 2,006 increase in capital with the issuance of 595,198 lots of 1,000 preferred shares as a result of the call option being exercised by 24 Company employees, as allowed by the Company’s stock option plan.

Page: 29

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

21. Net Operating Income

	Consolidated

			06/2004
	06/2005	06/2004	Pro-forma

Revenues from telecommunications services
Subscription charges	139,592	113,742	189,667
Use charges	758,749	246,630	555,393
Network use	455,890	233,966	396,677
Long distance charges	32,797	58,123	93,885
Value Added Services - VAS	102,992	34,750	47,116
Others	27,350	9,260	19,348

	1,517,370	696,471	1,302,086

Sales of products	326,228	188,742	254,678

Gross operating revenues	1,843,598	885,213	1,556,764

Deductions
Taxes	(389,310)	(166,333)	(325,299)
Discounts	(72,386)	(60,013)	(60,138)
Others	(3,481)	(11)	(2,378)

	(465,177)	(226,357)	(387,815)

	1,378,421	658,856	1,168,949

22. Cost of Services Rendered and Goods Sold

	Consolidated

			06/2004
	06/2005	06/2004	Pro-forma

Personnel	(12,770)	(4,923)	(10,325)
Third-party services	(37,949)	(16,976)	(28,511)
Interconnection charges	(172,900)	(72,138)	(154,175)
Depreciation and amortization	(184,738)	(90,993)	(163,755)
Telecommunications supervision fund	(1,671)	(842)	(1,836)
Others	(10,217)	(3,267)	(8,228)

Cost of services rendered	(420.245)	(189.139)	(366.830)

Cost of goods sold	(254.074)	(171.984)	(225.998)

Total cost of services rendered and goods sold	(674.319)	(361.123)	(592.828)

Page: 30

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

23. Selling Expenses

	Consolidated

			06/2004
	06/2005	06/2004	Pro-forma

Personnel	(31,034)	(15,160)	(24,089)
Third-party services	(181,602)	(84,672)	(136,435)
Allowance for doubtful accounts	(65,909)	(30,369)	(67,489)
Telecommunications supervision fund	(59,415)	(23,346)	(43,510)
Depreciation and amortization	(24,368)	(10,285)	(22,219)
Others	(11,558)	(4,591)	(7,957)

	(373,886)	(168,423)	(301,699)

24. General and Administrative Expenses

	Parent Company

			06/2004
	06/2005	06/2004	Pro-forma

Personnel	(2,066)	(86)	(11,261)
Third-party services	(5,442)	(270)	8,457
Depreciation and amortization	-	(8)	(624)
Others	(189)	-	(1,417)

	(7,697)	(364)	(4,845)

	Consolidated

			06/2004
	06/2005	06/2004	Pro-forma

Personnel	(15,241)	(8,384)	(22,574)
Third-party services	(52,093)	(26,502)	(41,618)
Depreciation and amortization	(21,127)	(6,973)	(17,481)
Others	(6,990)	(2,862)	(7,620)

	(95,451)	(44,721)	(89,293)

Page: 31

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

25. Financial Income

	Parent Company

			06/2004
	06/2005	06/2004	Pro-forma

Interest accrued on short-term investments	1,144	250	710
Monetary adjustment	231	-	335
Interest accrued on loans to related parties	-	76	76
Other income	111	357	384

	1,486	683	1,505

	Consolidated

			06/2004
	06/2005	06/2004	Pro-forma

Interest accrued on short-term investments	59,981	29,098	50,946
Monetary adjustment	540	603	5,326
Interest on accounts receivable	3,543	3,297	5,551
Foreign exchange variation	6,501	1,807	12,234
Other income	2,358	868	3,062

	72,923	35,673	77,119

26. Financial Expenses

	Parent Company

			06/2004
	06/2005	06/2004	Pro-forma

Interest on borrowings from related parties	(602)	(83)	(309)
PIS/COFINS on financial income	-	(138)	(204)
Monetary adjustment	-	-	(107)
CPMF	(575)	(234)	(594)
Other expenses	(259)	(43)	(49)

	(1,436)	(498)	(1,263)

Page: 32

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

26. Financial Expenses (Continued)

	Consolidated

			06/2004
	06/2005	06/2004	Pro-forma

Interest on loans and financing	(4,196)	(701)	(1,093)
PIS/COFINS on financial income	(77)	(4,270)	(8,170)
Monetary adjustment	(514)	(663)	(973)
Interest on taxes and charges	(1,901)	(5,730)	(5,731)
CPMF	(8,278)	(3,563)	(6,938)
Discounts granted	(8,184)	(2,395)	(2,403)
Credit card administration charges	(5,537)	(402)	(2,765)
Foreign exchange variation	(7,920)	(2,917)	(14,391)
Other expenses	(1,913)	(1,836)	(3,163)

	(38,520)	(22,477)	(45,627)

27. Other Operating Income (Expenses)

	Parent Company

			06/2004
	06/2005	06/2004	Pro-forma

Income
Other operating income	366	966	973

	366	966	973

Expenses
Taxes, charges and contributions	(596)	(941)	(956)
Amortization of goodwill	(790)	(790)	(790)
Provision for contingencies	(743)	(835)	(837)
Losses on legal disputes	(300)	(40)	(40)

	(2,429)	(2,606)	(2,623)

Page: 33

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

27. Other Operating Income (Expenses) (Continued)

	Consolidated

			06/2004
	06/2005	06/2004	Pro-forma

Income
Telecommunication service fines	5,226	2,261	5,301
Reversal of provision for contingencies	769	-	1,142
Reversal of provision for adjustment of
inventory to market value	-	876	876
Reversal of allowance for doubtful accounts	-	419	419
Other operating income	1,044	1,917	2,704

	7,039	5,473	10,442

Expenses
Amortization of goodwill paid on privatization	(25,225)	(12,635)	(25,225)
Amortization of goodwill	(790)	(790)	(790)
Amortization of concession	(4,648)	(1,889)	(4,210)
Provision for contingencies	(3,713)	(2,583)	(2,993)
Losses on legal disputes	(4,423)	(812)	(2,459)
Other operating expenses	(4,063)	(1,522)	(1,590)

	(42,862)	(20,231)	(37,267)

28. Non-Operating Result

	Parent Company

			06/2004
	06/2005	06/2004	Pro-forma

Income
Gain on change on interest in subsidiary	6,401	-	132

	6,401	-	132

Expenses
Loss on change on interest in subsidiary	-	(1,055)	(5,297)

	-	(1,055)	(5,297)

	6,401	(1,055)	(5,165)

Page: 34

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

28. Non-Operating Result (Continued)

		Consolidated

			06/2004
	06/2005	06/2004	Pro-forma

Income
Fixed asset disposals	1.122	548	1.892
Gain on change on interest in subsidiary	6.401	-	132

	7.523	548	2.024

Expenses
Cost of investments disposed of	(1.763)	(84)	(1.470)
Loss on change on interest in subsidiary	-	(1.055)	(5.297)

	(1.763)	(1.139)	(6.767)

	5.760	(591)	(4.743)

29. Financial Instruments

The Company and its subsidiaries carry out transactions involving financial instruments with the purpose of reducing their exposure to market, exchange and interest rate risks. Such risks are controlled by specific policies, the establishment of operating limits and strategies, and other techniques for monitoring the positions.

The estimated market value of financial instruments, mainly cash and cash equivalents, accounts receivable and short-term financial instruments approximates the accounting value because of the short maturity of such instruments.

At June 30, 2005, the Company and its subsidiaries invested their financial resources mainly in Interbank Deposit Certificates (CDI). There are no financial assets indexed to foreign currencies.

Loans and financing

The fair values of loans and financing, determined through future cash flows and use of interest rates applicable to instruments of a similar nature, involve the same conditions and risks or are based on market quotations for these securities.

Page: 35

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

29. Financial Instruments (Continued)

Limitations

The market values were estimated for a certain period based on significant market information. Changes in assumptions may affect significantly the estimates presented.

Risk factors

The risk factors affecting the Company and its subsidiaries instruments are the following:

(i) Exchange and interest rate risks

The exchange and interest rates risk relates to the possibility of the Company and its subsidiaries computing losses resulting from fluctuations in exchange and interest rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

At June 30, 2005, the subsidiaries’ loans and financing denominated in U.S. dollars and indexed to the “UMBNDES” exchange variance of a basket of currencies are covered by hedge contracts. The subsidiaries’ loans and financing subject to fixed interest rates are partly hedged. Income or loss resulting from these hedge contracts is charged to operating results.

(ii) Credit operating risk

The risk is related to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in collecting the amounts billed to customers, which are represented by traders of prepaid telephone cards and distributors of cellular equipment. In order to mitigate this risk, the Company and its subsidiaries perform credit analyses that assist the management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the telephony ability in case customers fail to pay their bills. With respect to distributors, the Company establishes individual credit limits based on potential sales analyses, risk history and collection-related risks.

Page: 36

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

29. Financial Instruments (Continued)

(iii) Credit risk related to the sale of telephone sets

The policy adopted by the Company’s subsidiaries for the sale of telephone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted during the normal course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with its commercial partners.

(iv) Financial credit risk

This risk relates to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in realizing its short-term investments and hedge contracts. The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions.

There is no concentration of available resources in connection with work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company and its subsidiaries.

30. Pension Plan - TIMPREV

Tele Nordeste Celular Participações S.A. (TNC), as from August 2004 merged into TIM Participações S.A., and Tele Celular Sul Participações S.A. (TCS), and the corresponding subsidiaries, have been sponsoring a private pension plan for defined benefits for a group of employees of the former TELEBRÁS system, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

Considering that in 1999 and 2000 the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans per sponsoring company and maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Companies and their subsidiaries in 2002, like other companies resulting from the former TELEBRÁS system, started the creation of a pension plan for defined contributions meeting the most modern social security standards adopted by private companies and allowing the possibility of migration to this plan of the group of employees linked to SISTEL.

Page: 37

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

30. Pension Plan – TIMPREV (Continued)

On November 13, 2002, the Brazilian Secretariat for Supplemental Pension Plans, through official ruling No. 1917 CGAJ/SPC, approved the statutes of the new pension plan, denominated Statutes of the TIMPREV Benefits Plan, for defined contributions, which provide for new conditions for benefits granting and maintenance, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

Under the new plan, the contribution on the part of the sponsoring company shall be of 100% of the amount of the basic contribution on the part of participants, and the managing entity of TIMPREV shall ensure, on the terms and conditions of the approved plan statutes, the benefits listed below, not being held liable for granting any other, even if the government official social security adventitiously starts granting them to beneficiaries:

  Normal retirement pension
  Early retirement pension
  Disability pension
  Deferred proportional benefit
  Death pension

However, as not all employees of the Company and its subsidiaries have migrated to TIMPREV plan, the pension and health plans deriving from the TELEBRÁS system continue existing and are briefly set out below:

PBS: benefits plan of SISTEL for defined benefits, which includes the employees paying contributions to the plan (active) who participated in the plans sponsored by the companies of the former TELEBRÁS system;

“PBS Assistidos”: private pension plan for employees receiving benefits (inactive), for multi-sponsored benefits;

“Convênio de Administração”: covenant for managing pension payment to retirees and pensioners of the predecessors of the subsidiary companies;

PAMEC: health plan granted to pensioners of the predecessors of the subsidiary companies;

Page: 38

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

30. Pension Plan – TIMPREV (Continued)

PBT: plan for defined benefits for pensioners of the predecessors of the company and its subsidiaries;

PAMA: health plan for retired employees and their dependents, on a shared cost basis.

In accordance with the rules established by NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, as approved by CVM Deliberation No. 371, the actuarial position of these plans represents a surplus not recorded by the Company in view of the impossibility to recover such amounts and also considering that the amount of contributions will not be reduced for the future sponsor.

TIM Sul S.A. is the succeeding sponsoring company arising from the partial spin-off of Telecomunicações do Paraná S.A - TELEPAR, of the private pension supplementation plans introduced in 1970 under a Collective Agreement, approved by the Atypical Contractual Agreement entered into by said company and the Unions representing the professional categories then existing.

In the quarter ended June 30, 2005, the contributions to TIMPREV totaled R$ 141, namely R$ 58 by Tim Nordeste Telecomunicações S.A. and R$ 83 by Tim Sul S.A. (R$ 100 by Tele Celular Sul and subsidiaries in the same period of 2004).

31. Insurance (unaudited)

As of June 30, 2005, the Company and its subsidiaries have insurance cover against fire and sundry perils for inventories and fixed assets. Management considers the amounts sufficient to cover any losses, based on the risks and amounts involved.

32. Commitments (unaudited)

On the terms of the Authorization for Mobile Personal Service (SMP) Exploitation, the subsidiaries have committed to implement mobile personal telecommunications cover for the assigned area, on a phased basis, within the quality standards established by such authorization. Should said terms fail to be met, the subsidiaries are subject to penalties.

Page: 39

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

(In thousands of Reais, except where otherwise stated)

32. Commitments (unaudited) (Continued)

Anatel has brought administrative proceedings against the subsidiaries for noncompliance with certain quality service indicators in 2003 and 2004 as established by the licenses for Personal Mobile Service (SMP). The subsidiaries have claimed that noncompliance with certain quality indicators were mainly due to the migration from the Cellular Mobile Service (SMC) to the Personal Mobile Service (SMP), the change in the long-distance system, and the implementation of the GSM network. It is not possible to estimate the outcome of these claims at this point in time, but management does not believe that an unfavorable outcome will result in a material adverse impact on the subsidiaries’ financial position or the result of their operations.

Page: 40

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

08.01 – COMMENTS ON PERFORMANCE FOR THE QUARTER

(In thousands of Reais, except where otherwise stated)

TIM PARTICIPAÇÕES S.A.

Market

TIM Participações ended the quarter with 6,490,082 customers – over one third (35.1%) more than in the second quarter of 2004. Of the total number of customers, 78% use prepaid services and 22% post-paid. The post-paid customer base grew 8.5% compared to the second quarter of 2004.

Except as indicated otherwise, the comments that follow refer to the second quarter of 2005 (2Q05) and the comparisons to the second quarter of 2004 (2Q04).

Analysis of Economic-Financial Performance

For analysis of the economic-financial performance of TIM Participações S.A. for the quarter ended June 30, 2005 (2Q05), in view of the corporate restructuring that took place as of August 30, 2004, pro forma financial statements have been prepared for the same period last year (2Q04), so as to permit comparability of the information relating to the two quarters.

Operating Revenues

Gross service revenue for 2Q05 was R$ 764.9 million, 16.9% higher than 2Q04. This rise is mainly attributed to the 35.1% expansion in the customer base.

Gross revenues from sale of handsets for the quarter were R$ 195.8 million, an increase of 28.8% in relation to 2Q04. In the quarter just ended, 702.2 thousand handsets were sold, in comparison with the 489.7 thousand sold in 2Q04.

Accordingly, total gross revenues posted stood at R$ 960.7 million in 2Q05, almost a fifth (19.1%) higher than 2Q04.

Operating Costs and Expenses

In 2Q05, the cost of services rendered (including network and interconnection costs, without depreciation/amortization and cost of personnel) rose to the amount of R$ 107.8 million, up 6.8% in relation to the R$ 100.9 million recorded for 2Q04. Such expansion largely reflects the strong growth in the customer base and network expansion – with resulting increase in interconnection costs, insurance, rentals and overall maintenance costs, in view of the operation of two networks (GSM and TDMA).

The cost of sales of handsets in the quarter was R$ 158.2 million, compared with R$ 137.0 million in 2Q04.

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(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

08.01 – COMMENTS ON PERFORMANCE FOR THE QUARTER

(In thousands of Reais, except where otherwise stated)

Selling expenses for the quarter (without depreciation/amortization, customer delinquency and personnel costs) closed out at R$ 135.7 million, almost a third (32.9%) higher than 2Q04, reflecting the healthy sales growth. Gross additions to customer base for the quarter totaled 841,383 customers, compared with 594,286 in 2Q04 a 41.6% increase. The rise in sales for the period leveraged expenses related to commissions and the FISTEL fee, charged upon new activations.

General and administrative (G&A) expenses – without depreciation and personnel costs, totaled R$ 32.6 million, almost one fourth (23.6%) above those incurred in 2Q04, mainly due to the disbursement made on maintenance of Information Technology (IT) equipment, since its warranties have expired.

Personnel expenses amounted to R$ 31.1 million, up slightly (3.4%) over those incurred in 2Q04.

In 2Q05, expenses on customer defaults came to R$ 40.7 million, compared with R$ 33.2 million in 2Q04, representing 4% of total gross revenues in both periods. It should be pointed out that in June 2005, the criteria for calculating the allowance for doubtful accounts (AFDA) were revised so as to reflect changes in the historical behavior of accounts receivable.

EBITDA

TIM Participações posted earnings before interest, taxes, depreciation and amortization (EBITDA) – which represents operating income prior to net financial expenses, excluding depreciation and amortization – of R$ 210.7 million, 19.6% higher than the R$ 176.1 million for 2Q04. EBITDA margin stood at 29.3%, hence remaining steady in comparison with 2Q04.

Depreciation and Amortization

Depreciation and amortization for the period totaled R$ 131.5 million, versus R$ 121.2 million, a rise of 8.5% in relation to 2Q04, resulting from expansion of and technological innovation on the network.

EBIT

Earnings before interest and taxes (EBIT) – which in Brazil represents operating income excluding interest and taxes – were R$ 79.1 million, compared with R$ 54.9 million in 2Q04. EBIT margin was 11.0%, almost two (1.9) percentage points above that recorded in 2Q04.

Net Financial Income (Expense)

The Company’s net financial income was R$ 17.9 million in 2Q05, compared with R$ 12.5 million in 2Q04.

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(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 6/30/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

08.01 – COMMENTS ON PERFORMANCE FOR THE QUARTER

(In thousands of Reais, except where otherwise stated)

Net Income

Consolidated net income rose to R$ 73.1 million, fully 80.9% higher than that posted for 2Q04, resulting principally from expansion of the operating results.

Investments

Investments relating to 2Q05 were R$ 139.6 million, bringing the total invested in the first half of 2005 to R$ 188.2 million, largely allocated to expansion of the capacity and quality of the GSM network.

Other Information

As provided in Instruction No. 381 of 2003, issued by the Brazilian Securities Commission (CVM No. 381/03, article 2), we hereby inform the market that for the three-month period ended June 30, 2005 (2Q05), our independent auditors Ernst & Young Auditores Independentes S.S. or any party related to them did not provide any services other than external audit for TIM Participações S.A. and its subsidiaries.

Selected Data

	2Q05	2Q04	% change 2Q/05/05	1st Half 05	1st Half 04
Total customers	6,490,082	4,802,638	35.1%	6,490,082	4,802,638
Prepaid	5,075,218	3,509,090	44.6%	5,075,218	3,509,090
Post-paid	1,414,864	1,293,548	9.4%	1,414,864	1,293,548
Investments (R$ million)	139.6	120.4	16.0%	188.2	174.7

*  *  *  *  *

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 25, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer